Joseph A. Hall +1 212 450 4565 joseph.hall@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 davispolk.com

May 13, 2024

Re:	Galaxy Digital Inc. Registration Statement on Form S-4 Filed December 22, 2023 File No. 333-262378
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, DC 20549-4631

Attn:	David Irving Mark Brunhofer Lulu Cheng Sandra Hunter Berkheimer
Ladies and Gentlemen:
On behalf of our clients Galaxy Digital Inc., a Delaware corporation (“GDI” or the “Company”), and Galaxy Digital Holdings Ltd., a Cayman Islands exempted company (“GDHL,” and together with GDI, “Galaxy”), we are responding to comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to Galaxy’s Registration Statement on Form S-4 (File No. 333-262378) (the “Registration Statement”) contained in the Staff’s letter dated April 16, 2024. Galaxy has revised the Registration Statement and is filing Amendment No. 4 to the Registration Statement (“Amendment No. 4”) together with this response letter. Amendment No. 4 also contains certain additional updates and revisions. We would be pleased to provide courtesy copies of Amendment No. 4 to the Staff on request.
For convenience, the Staff’s comments are repeated below in italics, followed by Galaxy’s responses to the comments. Where applicable, we have included page numbers to refer to the location in Amendment No. 4 where revised language addressing a particular comment appears. Capitalized terms used but not defined herein are used as defined in Amendment No. 4. Certain confidential information that is relevant to Galaxy’s responses below are included in Annexes to this letter, which will be submitted separately pursuant to a request for confidential treatment.

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Amendment No. 4 to Registration Statement on Form S-4
General
1.We continue to evaluate the issues underlying prior comments 2, 19, 42, 48, 49, and 52 and may have further comments.
Galaxy acknowledges the Staff's comment.
2.We note your revised disclosure in response to comment 1 that "[w]hile QPT engages in quantitative trading activity with respect to digital assets that could be determined to be 'securities' under the federal securities laws, it is primarily engaged in trading activity with respect to bitcoin and ether." Please revise to disclose all of the crypto assets that QPT engages in trading activity with.
Galaxy advises the Staff that it wound down Quantitative Principal Trading in 2023. Galaxy has revised the disclosure on pages 25 and 231 in response to the Staff’s comment.
Risk Factors
Risks Related to Our Business Lines
Our venture investments business within asset management, page 74
3.We note your response to prior comment 12 but are unable to locate revised disclosure. Please revise your disclosure to describe who, either within the Company or outside of the Company, makes decisions about your equity investments in portfolio companies.
Galaxy has revised the disclosure on page 216 in response to the Staff’s comment.
Risks Related to Cryptocurrencies and Digital Assets
The continuing development and acceptance of digital assets, page 80
4.We note your response to comment 13 and await your revisions in a future amendment to the registration statement.
Galaxy participates in staking activities using its proprietary assets as well as providing non-custodial digital asset staking services, to a limited group of institutional customers that qualify as “accredited investors” within the meaning of Rule 501 of Regulation D under the Securities Act of 1933 (“Regulation D”). These institutional customers are limited to Galaxy affiliates (collectively, “Delegators”) that delegate certain staking validation rights with respect to various tokens that they hold—without giving Galaxy custody of the tokens—so that Galaxy can use its proprietary computer hardware, systems and software to facilitate validation and staking processes on certain blockchain protocols (namely, “Delegated Staking”). In performing Delegated Staking, Galaxy merely provides technological infrastructure and administrative support to carry out ministerial aspects of the staking process for Delegators, and never owns or takes custody of any of the staked tokens. For these services, Galaxy receives a percentage of any staking rewards paid to the Delegators by the blockchain protocols on a programmatic basis for validating blockchain transactions through the staking process. Galaxy does not guarantee any particular quantum of staking rewards or rate of return to Delegators and does not hold itself out as offering Delegators a yield or return on their staked tokens. Galaxy receives written representations from all Delegators that they are accredited investors under Regulation D. In light of the foregoing, Galaxy does not believe that its participation in Delegated Staking services constitutes an offer or sale of “securities” under the federal securities laws. In the event such activities were deemed to involve an offer or sale of “securities,” Galaxy believes that its activities would be exempt from the registration requirements of the Securities Act pursuant to Regulation D and other exemptions.

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Galaxy advises the Staff that it has revised the disclosure on pages 25 to reference the staking services initiated in the second quarter of 2024 in response to the Staff’s comment.
Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations
Nine Months Ended September 30, 2023 Compared to Nine Months Ended September 30, 2022 Revenues and gains from operations, page 184
5.You disclose that digital assets sales revenue decreased 56% for the nine months ended September 30, 2023 versus the comparable prior year period due to reduced digital asset prices and that you reduced the scope and size of your high frequency trading business, resulting in reduced volumes. You also disclose a 13.5% increase over the same period in lending and staking income driven by a larger loan book and higher rates on new loans. Please tell us your consideration for quantifying the price changes versus volume changes as stipulated in Item 303(b)(2)(iii) of Regulation S-K. Regarding your digital assets sales revenue, specifically tell us whether you have a universal metric to track sales volume by units of digital assets and related prices for all digital assets in which you trade. If not, tell us whether a disproportionally small number of assets account for a significant portion of your sales revenue and your consideration for disclosing information about those assets, either individually or as a group.
Galaxy advises the Staff that Galaxy does not employ a universal metric to track sales volume by unit of digital assets. Given the significant disparity between relative value of different digital assets for a given quantity, an analysis by Galaxy of changes in quantity on an aggregate basis would not be meaningful.
Galaxy notes that the majority of its sales revenue is driven by a small number of digital assets, specifically, BTC, ETH, and USDT. Galaxy has revised its disclosure on pages 185 and 190 to separately discuss the impact of BTC and ETH on the revenue amounts in response to the Staff’s comment. As USDT is a stablecoin with relatively stable value, Galaxy uses it as a proxy for cash.
6.Given the magnitude of your net gain on digital assets to your overall profitability and its various components (including, but not limited to, the sale of digital financial assets, day one gains/losses on the derecognition of lent digital assets, change in fair value of digital assets loans receivable, change in fair value of the embedded derivative to return digital assets borrowed and collateral received on digital assets lent, etc.), please revise your disclosure to present and discuss the period over period changes at a more granular level.
Galaxy advises the Staff that with the adoption of ASU 2023-08, the net gain on digital asset is no longer comparable between the year ended December 31, 2023 and 2022. Galaxy has revised the disclosure on pages 186 and 190 in response to the Staff’s comment to provide additional detail on the main drivers that comprises the net gain on digital assets in each period.
7.Given the magnitude of your net gain on derivatives trading to your overall profitability, please revise your disclosure to present and discuss the period over period changes at a more granular level. In this regard, disclose by type of derivative disclosed in Note 7 on page F-28:
•Your gains/losses from settled derivative trades;
•Your gains/losses on open derivatives; and
•Any hedging impact included in this line item.
Galaxy has revised the disclosure on pages 186 - 187, and page 191 in response to the Staff’s comment. Galaxy further advises the Staff that Galaxy has revised its derivative disclosure in Note 8 (formerly Note 7) to aggregate the derivative instruments by the nature of the underlying. Additionally, while Galaxy does not apply hedge accounting, derivative instruments are used to provide an economic hedge against

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certain long-dated restricted digital assets and digital asset receivables. Galaxy has revised its disclosure to identify the portion of derivative gains/(losses) related to such economic hedges.
Quantitative and Qualitative Disclosures about Market Risk
Credit and Counterparty Risk, page 194
8.We note your response to prior comment 24 and re-issue in part. We note your disclosure that you participate in "lending and posting risk margin with trading exchanges and platforms," and that you post risk margin with digital asset trading platforms to participate in activities within the trading platform. Please revise to clarify whether the trading platforms referred to are located within the U.S. or elsewhere.
Galaxy advises the Staff that it has included the location of the referenced trading platforms in the column entitled “Entity Domicile” in the table on page 196 in response to the Staff’s comment.
Our Products and Services
Global Markets, page 209
9.Please revise your chart starting on page 212 to include a column that indicates which digital assets are held or traded for customers of GalaxyOne.
Galaxy has revised the disclosure on page 210 in response to the Staff’s comment.
Information About Galaxy
The Cryptoeconomy
Expansion of Cryptocurrency Universe
Transacting on DeFi, page 227
10.We note your response to prior comment 29 and we re-issue our comment in part. Please revise to:
•Provide a materially complete description of the mechanics of liquidity pools, including but not limited to material terms and policies, and the role of AMMs. In this regard, we note that the liquidity pools facilitate various operations such as borrowing, lending, and trading on decentralized trading platforms;
•Identify the tokens or pairs of tokens that will be available in the liquidity pools. In this regard, we note that the smart contracts allow participants/liquidity providers to contribute assets to these pools and receive pool specific receipt tokens in return;
•Clarify whether and to what extent you are affiliated with or have any material relationships with any of the liquidity providers;
•Provide a materially complete description of the mechanics of yield farming, including but not limited to material terms and policies, and how rewards are calculated and distributed. In this regard, we note that liquidity providers earn rewards via distributions of liquidity pool profit from trading margins, interest income and staking rewards;
•Discuss whether you hold any interest in the AMMs and decentralized exchanges; and
•Update your risk factor disclosure to address risks associated with yield farming, liquidity pools and AMMs.
Galaxy has revised the disclosure on pages 98 - 99 and starting on page 224 in response to the Staff’s comment. Galaxy further advises the Staff that Galaxy has not identified tokens or pairs of tokens that will be available in the liquidity pools because there are practically infinite possible combinations. However, in the revised disclosure, Galaxy has provided an example of a typical pairing of tokens. Additionally, Galaxy

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has not included a discussion of liquid staking in the revised disclosure because, despite the name, liquid staking does not involve liquidity pools or the use of automated market making.
Government Regulation, page 248
11.Please revise to discuss the Digital Financial Assets Law recently enacted in California and the potential impact to your business. To the extent material, please also discuss its potential impact in your risk factors section.
Galaxy has revised the disclosure on page 251 and throughout in response to the Staff’s comment.
Galaxy Digital Holdings LP Unaudited Interim Condensed Consolidated Financial Statements Condensed Consolidated Interim Statements of Operations, page F-2
12.We acknowledge your response to prior comments 33 and 34. It is unclear to us how you can present a gross profit without fully costing each revenue and net gain item included in that subtotal. As a result, revise your presentation to provide a fully-costed cost of revenue for each revenue and net gain line item and tell us how you derived the fully-costed amounts. Otherwise, please revise your presentation to address the following:
•Remove the “total cost of revenues” and “gross profit/(loss)” subtotals; and
•Present each cost of revenue as an operating expense.
Galaxy has revised its presentation on page F- 5 in response to the Staff’s comment.
Condensed Consolidated Interim Statements of Financial Position, page F-3
13.We note the balance of Digital Financial Assets was $103.8 million on the Statement of Financial Position at September 30, 2023, but the balance of USDC was $123.2 million in Note 4 on page F-25 at September 30, 2023. Please revise in your next amendment, or advise otherwise.
Galaxy advises the Staff that in providing the summary of significant assets as of September 30, 2023, Galaxy included digital assets that were deposited on decentralized finance protocols. The USDC balance as of September 30, 2023 included approximately $20 million of cUSDC tokens that represented USDC tokens deposited on the Compound decentralized protocol. These decentralized finance protocol tokens were reflected in the Digital assets receivable from decentralized protocols on Galaxy’s statement of financial position within its interim consolidated financial statements as of September 30, 2023. Galaxy does not hold any financial assets on decentralized finance protocols as of December 31, 2023.
Galaxy has revised its significant digital asset holdings disclosure to align with the requirements of ASU 2023-08 as of December 31, 2023. Because Galaxy concluded that decentralized finance protocol tokens are not in the scope of ASU 2023-08, they are now included in a separate table in the significant digital asset holdings disclosure. Galaxy has also revised the disclosure on page F-31 to indicate that the significant digital asset holdings in the comparative period included digital assets that are wrapped versions of the digital assets presented.
Notes to the Condensed Consolidated Interim Financial Statements
Note 2. Significant Accounting Policies
Revenue From Proprietary Mining, page F-10
14.We note your response to prior comment 37. Please respond to the following:
•Revise your disclosure to clarify, consistent with your response, that you have entered into arrangements with mining pool operators and that these operators are your customer. In

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addition, if true, disclose that the provision of computing power, or more precisely hash calculation services, is an output of your ordinary activities.
•Your disclosure indicates that your single performance obligation is to provide computing power to the mining pool operator and your response indicates that your performance obligation is the provision of hash rate to the mining pool. We believe your disclosure requires a more precise description of your promise and single performance obligation. Please tell us whether a more accurate description of your promise and single performance obligation is a service to perform hash calculations for the pool operator, and if so, revise your disclosure to clarify.
•Your disclosure indicates that your enforceable rights and obligations last as long as computing power is provided to the mining pool operator. Revise this sentence, if true, to clarify that you decide when to provide services under the contract and that your enforceable right to compensation begins when, and continues as long as, services are provided.
•Your response indicates that your contracts are terminable by either party "at any time, without prior notice and without penalty." Please make corresponding revisions to your accounting policy to disclose these termination provisions.
•Given that your mining pool operator possesses the ability to terminate the contract at any time and you indicate that the contract automatically renews with each incremental hash, tell us whether Luxor's renewal right is a material right under ASC 606-10-55-42. For example, clarify whether the terms, conditions, and compensation amounts of the renewal right are at the then-current market rates. If so, tell us whether you have concluded that the customer’s renewal option is not a material right and whether the continuously renewed contract has a duration of less than 24 hours. Make corresponding revisions to your accounting policy and related disclosures to the extent necessary.
•Revise your accounting policy to disclose the payout methodology discussed in your response - specifically addressing the Full Pay Per Share (FPPS) payout model - and compensation earned equal to the sum of your share of (a) network block subsidies and (b) network transaction fees less (c) pool operating fees. As you disclose that the computation is performed hourly, disclose the frequency of payment (i.e., daily, consistent with your response) and indicate the period covered by each payment.
•You disclose that you value noncash consideration at the inception of the contract. Tell us whether the 23:59:59 UTC used to value bitcoin revenue is on the same day that control of the contracted services transfers to Luxor and is the same day as contract inception as ASC 606-10-32-21 requires noncash consideration to be valued at contract inception (that is, the date at which the criteria in ASC 606-10-25-1 are met). Revise your accounting policy to describe how the measurement date relates to both the date of contract inception and the date you transfer control of the service under the contract. Disclose the specific time consistently used to value bitcoin mining pool revenue.
Galaxy has revised its disclosure on page F-13 in response to the Staff’s comment. Additionally, Galaxy advises the Staff that:
•A more accurate description of the Company’s single performance obligation is a service to perform hash calculations.
•Galaxy considered the guidance in ASC 606-10-55-42 through 55-44, and concluded that the customer’s ability to renew the contract (by not terminating) does not represent a material right because: 1) the customer does not, in fact, have the unilateral right (option) to renew Galaxy’s services; Galaxy can elect whether to continue to participate in the mining pool and 2) even if one assesses this under a material right lens, the variable consideration to which Galaxy is entitled under the contract for all present and future hash rate computation services is based upon the

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same proportional formula (i.e., there is no discount on future services – e.g., a more favorable rate for the pool operator).
•Galaxy records revenue each day at the fair value, as of the end of day UTC, of the bitcoin received. This is for operational practicality and a non-GAAP policy that Galaxy has concluded does not result in a material difference, as compared to applying the GAAP requirements under ASC 606-10-25-23 and ASC 606-10-32-21 to recognize revenue as the service is provided, rather than when the consideration earned is received, and measure noncash consideration as of contract inception. Bitcoin earned is received by Galaxy generally within hours (no more than one day, but generally less than that) of the related services having been provided. As noted above, the contractual rights and obligations are only established as and when Galaxy provides hash rate computation services to the customer. As such, the contract is continuously renewed as services continue to be provided such that a new contract inception occurs continuously. Thus, under ASC 606-10-32-21, Galaxy would – in lieu of its operational policy to measure the bitcoin received each day as of the end of that day UTC – measure the noncash consideration using the average price of bitcoin for the duration of the service period. Galaxy has updated the disclosure to reflect this immaterial non-GAAP policy.
Digital Assets, page F-11
15.We acknowledge your response to prior comment 39. Please address the following:
•Your revised disclosure indicates that both digital assets placed on trading platforms to satisfy risk margin requirements and those staked with third-party validator nodes are not derecognized. Tell us why/how you continue to control these digital assets. Explain to us what authoritative literature you use to support your control of these assets. In your response, specifically tell us who controls the private cryptographic keys.
•Regarding your determination that digital assets staked with third-party validator nodes are restricted only if you expect withdrawal to take more than a few days, tell us how you determined "a few days" as being the appropriate threshold to characterize a staked digital asset as restricted. Reference for us the authoritative literature you rely upon to support your position.
•Confirm for us that your disclosure in footnote (1) to the table on page F-23 about restricted digital intangible assets includes restrictions for both digital assets:
◦Placed on trading platforms to cover minimum balance requirements and margin loans outstanding; and
◦Staked with third-party validator nodes where you expect withdrawal to take more than a few days.
Galaxy advises the Staff as follows:
•Certain digital asset trading platforms allow institutional customers such as Galaxy to trade using a margin loan. This is a similar feature to those offered by securities brokers where the customer holds marginable securities in their account. The cryptographic keys securing the digital assets placed on such trading platforms are held by the platforms, and Galaxy’s digital assets are commingled with those of other customers of such trading platforms.
•While Galaxy is not able to withdraw the margined digital assets from the trading platforms while the margin loan is outstanding, the trading platforms are only entitled to access or sell Galaxy’s digital assets in an event of default.
•Galaxy considered whether control of such assets transferred to the digital asset trading platforms upon the origination of the margin loan. Galaxy concluded that while the physical

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custody of the digital assets rests with the counterparty, the indicators of transfer of control in ASC 606-10-25-25 were not met. Specifically, Galaxy retains the economic benefit and exposure to the margined digital assets. If Galaxy were to default on its margin loan, and the value of the digital assets were not sufficient to cover its liabilities, Galaxy would still be liable to the counterparty for the difference in value.
•Additionally, while the margin loan is outstanding, Galaxy is able to trade the margined digital assets on the trading platform, as long as Galaxy’s account on the platform holds sufficient value of marginable digital assets or cash to satisfy its margin loan obligations. This further supports the view that Galaxy retains control of the margined digital assets despite the withdrawal restriction.
•In order to enhance transparency and relevance of our disclosure, Galaxy has separately identified the amount of digital assets that are posted as collateral with counterparties for which Galaxy retains accounting/economic control in Note 4 of the financial statements.
•Galaxy participates in digital asset staking activity across multiple blockchains. The majority of blockchains implement non-custodial staking where the validator node operator is not able to access the staked digital assets. The cryptographic keys for the staked digital assets that operate on non-custodial staking blockchains remain with Galaxy.
•Galaxy evaluates whether it transfers control of staked assets using the same criteria outlined in ASC 606-10-25-25 for digital asset sales and digital asset loans receivable. For the majority of the blockchains on which we stake, control of staked digital assets remains with Galaxy as Galaxy can withdraw (unstake) its digital assets at any time, regardless of whether (a) the digital assets are held in a wallet for which Galaxy controls the private key, (b) the digital assets are held in a wallet on a third-party's platform for which the third party controls the private key, or (c) the digital assets are bonded to a validator operated by a third-party for which the third party controls the validator private key.
•As it pertains to determination of whether staked digital assets are restricted, Galaxy considers the specific features of each blockchain that uses a proof of stake security mechanism. While digital assets are bonded to a validator, regardless if it is a third-party validator or one operated by Galaxy, the digital assets cannot be sold or transferred to another wallet unless they are first unbonded or unstaked. Staking and unstaking digital assets requires a special transaction to be recorded on the blockchain. Most blockchains implement a limit to how many unstaking transactions can be processed within a single block1. As a result, there could potentially be a significant delay between the time Galaxy initiates the unstaking to the time Galaxy is able to sell or transfer the digital assets.
•Additionally, once Galaxy initiates the staking transaction, it must wait for the assets to be staked before it can then initiate an unstaking transaction. As such, the total length of time the digital asset is restricted from transfer is the combined duration of staking and unstaking for such in-flight assets.
•Galaxy notes that there is little guidance in US GAAP related to presentation and disclosure of assets as restricted. While staked digital assets are subject to temporary unbonding delay before they can be sold, this differs from a contractual sale restriction. In the revised disclosure where Galaxy also early-adopted ASC 350-60, which requires additional disclosure of restricted digital assets, Galaxy has separately disclosed the nature, amount, and any unbonding delays related to staked digital assets from other digital assets subject to contractual sale restrictions. As both
1 For a description of the withdrawal process on Ethereum, see https://ethereum.org/en/staking/withdrawals/#how-do-withdrawals-work

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forms of restrictions are separately disclosed, Galaxy removed references to “more than a few days” in its disclosure.
•Galaxy notes that balances held on trading platforms for risk margin are not considered to be restricted as Galaxy is able to sell those digital assets for cash at any time. Balances held on trading platforms for risk margin were included in the balance denoted as “Held on trading platforms”. Galaxy has revised its disclosure on page F-29 in response to the Staff’s comment.
Digital Assets Loan Receivable, page F-12
16.We note your response to the first bullet of prior comment 43 where you indicate that you did not disclose the December 2022 change in your fixed term loan to remove the borrower's prepayment option because the prior policy is applicable to the financial statements for 2020 through 2022. As your loans in 2023 include the revised provision, please clarify why you have not disclosed the change in your loan terms in your interim financial statements through September 30, 2023. To the extent material, separately disclose the amount of loans outstanding that have the previous terms versus those with updated terms.
Galaxy has revised the disclosure on page F-17 in response to the Staff’s comment. Galaxy advises the Staff that as of December 31, 2023, no fixed term loans contain a prepayment option for the borrowers with no make-whole penalty.
17.We note your response to prior comment 45, specifically that the borrower has the contractual obligation to provide additional collateral “typically within 18 hours.” Please tell us, and revise your next amendment to disclose in your accounting policies, what you mean by “typically within 18 hours" and discuss the maximum range that the borrower has the ability to provide additional collateral, i.e., in no case more than x hours.
Galaxy advises the Staff that Galaxy’s standard Master Lending Agreement stipulates an 18-hour window for borrowers to provide the additional collateral requested by Galaxy. Galaxy has the ability to request additional collateral as soon as the value of collateral falls below a contractually stipulated threshold. On a case by case basis, Galaxy has negotiated a different timeframe for certain borrowers, but in no case does the borrower have more than one business day to provide additional collateral.
Galaxy has revised the disclosure on page F-17 in response to the Staff’s comment.
18.Please provide us with an analysis detailing how you have applied the guidance in ASC Topic 860 in situations where you’ve either posted or received USDC as collateral, or loaned or borrowed USDC to determine whether you should derecognize or recognize USDC for which you were either the transferor or transferee. In your response, please tell us in which ways your accounting policy for transfers of USDC differs from the guidance in ASC 860 and the reasons for these differences.
Galaxy advises the Staff that Galaxy applies the guidance in ASC 860 when assessing transfer of control of digital financial assets such as USDC.
When Galaxy lends USDC (or posts USDC as collateral), Galaxy concluded that it does not meet the derecognition criterion in ASC 860-10-40-5(a) and 40-5(c). USDC loaned or posted as collateral therefore is not derecognized. However, as physical possession of such assets transfers to the customer, and Galaxy is exposed to counterparty credit risk, it reclassifies the USDC from digital financial assets to digital asset loans receivable or assets posted as collateral captions on the statements of financial position as necessary. Galaxy notes that it has not posted USDC as collateral and there is only an

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immaterial amount of digital financial asset loans receivable in any of the periods presented in our Form S-4 registration statement.
When Galaxy receives USDC, either as a form of noncash collateral or borrowing, Galaxy considered the guidance in ASC 860-30-25-5(b) and records a liability to return the collateral asset upon the sale of the collateral (i.e., USDC). This liability is presented as either digital asset loans payable or collateral payable depending on the nature of the underlying arrangement.
As one of the main liquidity tools of the digital asset industry, Galaxy regularly trades USDC as part of its business activities, as a result, any USDC received as collateral or from borrowing is typically sold within days of its receipt.
Given the short time difference between the receipt of the USDC as collateral or a loan and the recognition of liability under ASC 860-30-25-5, Galaxy effectively recognizes a liability to return the USDC to the counterparty for each such USDC collateral or loan proceeds. All digital financial assets received from counterparties as part of collateral or a borrowing were sold prior to any of the balance sheet dates included in our registration statement.
Galaxy has revised its accounting policy on page F-18 to better describe its accounting for digital financial assets under ASC 860.
Counterparty Digital Assets and Obligations, page F-15
19.Your policy indicates that your counterparty digital assets and obligations represent your obligation to return the digital asset collateral received under your lending, trading and derivative arrangements where you hold the cryptographic keys and do not have the ability to repledge the collateral. Please revise this policy to also include the counterparty digital assets and obligations custodied by agents for GalaxyOne Prime LLC customers as disclosed on page 18 and as indicated in your August 11, 2023 response to comment 85 in our May 12, 2023 letter.
Galaxy has revised the disclosure on page F-19 in response to the Staff’s comment.
Note 4. Digital Assets, page F-22
20.Please revise your next amendment to quantify the individually material components of footnote (1) for purchases and receipts in the digital assets rollforward on page F-24. We note that this amount was $3.1 billion and $2.2 billion in the nine months ended September 30, 2023 and the year ended December 31, 2022, respectively. Quantify by loan interest, pre-launch investments and other investment distributions, including any individually-material components of other investment distributions. In your response and revised disclosure, describe the nature of any material amounts previously included within other investment distributions.
Galaxy has revised the disclosure on page F-30 in response to the Staff’s comment.
Galaxy further advises the Staff that the majority of these additions stem from receipt of digital assets from counterparties that are not associated with a revenue transaction. For example, when counterparties return a digital asset loan or upon settlement of a digital asset derivative contract. Additionally, certain digital assets operate on multiple blockchains and can be swapped from one blockchain to another (e.g. USDT on Ethereum versus USDT on Solana). Such swaps also result in a receipt of a new digital asset that is not associated with a revenue transaction.

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Please do not hesitate to contact me at (212) 450-4565 (joseph.hall@davispolk.com) or Dan Gibbons at (212) 450-3222 (dan.gibbons@davispolk.com) if you have any questions regarding the foregoing or if we may provide any additional information.
Very truly yours,

/s/ Joseph A. Hall

cc:	Michael Novogratz, Chief Executive Officer, Galaxy Digital Holdings Ltd.
Alex Ioffe, Chief Financial Officer, Galaxy Digital Holdings Ltd.
Andrew Siegel, General Counsel and Chief Compliance Officer, Galaxy Digital Holdings Ltd.
Michael J. Campanile, KPMG LLP
Robert B. Sledge, KPMG LLP
Evan Rosen, Davis Polk & Wardwell LLP
Dan Gibbons, Davis Polk & Wardwell LLP
Geoff Belsher, Blake, Cassels & Graydon LLP
Eric Moncik, Blake, Cassels & Graydon LLP
Evan Straight, Blake, Cassels & Graydon LLP
Jo Cunningham, Maples and Calder (Cayman ) LLP
Suzanne Correy, Maples and Calder (Cayman) LLP
Tim Coak, Maples and Calder (Cayman) LLP

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